SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                              Amendment No. 1
                                    to
                               SCHEDULE 13D



                 Under the Securities Exchange Act of 1934



                           Hills Stores Company
                             (Name of Issuer)



                        Common Stock, $.01 par value
                      (Title of Class of Securities)




                                431692102
                               (CUSIP Number)




                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)



                              July  21, 1994
                   (Date of Event which Requires Filing
                            of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/



Check the following box if a fee is being paid with this statement:  /_/




                            Page 1 of 13 pages

                               SCHEDULE 13D

CUSIP No.  431692102                                                     Page
2 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN & CO., L.P.                            13-3321472



2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/

                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                WC,OO


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     782,197 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH                                       Not Applicable
         REPORTING
         PERSON     10)                             SHARED DISPOSITIVE POWER
         WITH                                       782,197 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,197 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2% (See Item 5)


14)      TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D
CUSIP No.  431692102                                        Page 3 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN FOCUS FUND L.P.               13-3746015



2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/

                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY




4)       SOURCE OF FUNDS

                WC


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     58,700 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH       Not Applicable
         REPORTING
         PERSON 10) SHARED DISPOSITIVE POWER
         WITH                                       58,700 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .6% (See Item 5)


14)      TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D

CUSIP No.  431692102                                        Page 4 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN INTERNATIONAL LIMITED


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/


                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                WC,OO


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                BRITISH VIRGIN ISLANDS


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     249,682 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH       Not Applicable
         REPORTING
         PERSON 10) SHARED DISPOSITIVE POWER
         WITH                                       249,682 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,682 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.7% (See Item 5)


14)      TYPE OF REPORTING PERSON
                CO

                               SCHEDULE 13D
CUSIP No.  431692102                                        Page 5 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS, L.P.            13-3544838


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/

                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     840,897 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH       Not Applicable
         REPORTING
         PERSON 10) SHARED DISPOSITIVE POWER
         WITH                                       840,897 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,897 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8% (See Item 5)


14)      TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D

CUSIP No.  431692102                                        Page 6 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS INC.             13-3537972


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/

                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     1,090,579 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH       Not Applicable
         REPORTING
         PERSON 10) SHARED DISPOSITIVE POWER
         WITH                                       1,090,579 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,579 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)


14)      TYPE OF REPORTING PERSON
                CO

                               SCHEDULE 13D

CUSIP No.  431692102                                        Page 7 of 13 Pages

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MARK DICKSTEIN


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/

                                                        (b)  SEE ITEM 5


3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /_/


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES


7)       SOLE VOTING POWER
                                                    Not Applicable
         NUMBER
         OF         8)                              SHARED VOTING POWER
         SHARES     1,090,579 (See Item 5)
         BENEFICIALLY


         OWNED BY   9)                              SOLE DISPOSITIVE POWER
         EACH       Not Applicable
         REPORTING
         PERSON 10) SHARED DISPOSITIVE POWER
         WITH                                       1,090,579 (See Item 5)


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,579 (See Item 5)


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                             /_/


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)


14)      TYPE OF REPORTING PERSON
                IN

                      Amendment No. 1 to Schedule 13D

                This Statement amends the Schedule 13D, dated May 6, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P.,
Dickstein International Limited, Dickstein Focus Fund L.P.,
Dickstein Partners, L.P., Dickstein Partners Inc. and Mark
Dickstein with respect to the Common Stock, $.01 par value (the
"Common Stock"), of Hill Stores Company, a Delaware corporation
(the "Company").  Notwithstanding this Amendment No. 1, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following paragraph:

                "Since May 6, 1994 (the date the Reporting Persons filed the Schedule 13D), Dickstein & Co. has acquired 245,254 shares of Common Stock and 143,185 shares of Preferred Stock in the open market at a total cost of $7,287,511, Dickstein Focus has acquired 26,400 shares of Common Stock and 8,800 shares of Preferred Stock in the open market at a total cost of $661,918 and Dickstein International has acquired 108,700 shares of Common Stock and 37,200 shares of Preferred Stock in the open market at a total cost of $2,746,459. Such amounts were funded out of each entity's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business."

II. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and restated in its entirety as follows:

                "The Reporting Persons intend to request meetings with representatives of the Board of Directors of the Company for the purpose of discussing methods to maximize or enhance shareholder value in the short term. The Reporting Persons currently intend to propose that the Company begin an aggressive stock buyback program to take advantage of the existing disparity between the Company's intrinsic value and the current market price of the Common Stock.

                In furtherance of the objective of maximizing or enhancing shareholder value in the short term, the Reporting Persons may seek the election of their own nominees to the Board of Directors of the Company through either a proxy or consent solicitation. Additionally, the Reporting Persons may sell any or all of their shares or may purchase additional shares either through open market purchases or a tender offer and may seek to acquire or encourage others to acquire all of the outstanding shares. At this point in time, no course of action has been decided upon.

                The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

                Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D."

III.     Items 5(a) and 5(c) of the Schedule 13D, "Interest in
         Securities of the Issuer," are amended and restated in their entirety as follows:

                "(a) The Reporting Persons beneficially own an aggregate of 1,090,579 shares of Common Stock (including 345,972 shares which the Reporting Persons have the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 11.4% of the shares of Common Stock outstanding. Dickstein & Co. beneficially owns 787,197 of such shares of Common Stock (including 272,536 shares which Dickstein & Co. has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 8.2% of the shares of Common Stock outstanding; Dickstein Focus beneficially owns 58,700 shares of Common Stock (including 8,800 shares which Dickstein Focus has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 0.6% of the shares of Common Stock outstanding; and Dickstein International beneficially owns 249,682 of such shares of Common Stock (including 64,636 shares which Dickstein International has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 2.7% of the shares of Common Stock outstanding.1/ Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item
3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

                (c) Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases were effected in the open market."





1/ Percentages are based upon 9,262,101 shares of Common Stock reported outstanding as of May 27, 1994 in the Company's
         Quarterly Report on Form 10-Q for the quarter ended April
         30, 1994.

                                 SIGNATURE


                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    July 22, 1994


                                DICKSTEIN & CO., L.P.

                                By:  Alan Cooper, as Vice President
                                of Dickstein Partners Inc., the
                                general partner of Dickstein
                                Partners, L.P., the general partner
                                of Dickstein & Co., L.P.

                                /s/ Alan Cooper
                                Name:  Alan Cooper


                                DICKSTEIN INTERNATIONAL LIMITED

                                By:  Alan Cooper, as Vice President
                                of Dickstein Partners Inc., the
                                agent of Dickstein International
                                Limited

                                /s/ Alan Cooper
                                Name:  Alan Cooper


                                DICKSTEIN FOCUS FUND L.P.

                                By:  Alan Cooper, as Vice President
                                of Dickstein Partners Inc., the
                                general partner of Dickstein
                                Partners, L.P., the general partner
                                of Dickstein Focus Fund L.P.

                                /s/ Alan Cooper
                                Name:  Alan Cooper

                                DICKSTEIN PARTNERS, L.P.

                                By:  Alan Cooper, as Vice President
                                of Dickstein Partners Inc., the
                                general partner of Dickstein
                                Partners, L.P.

                                /s/ Alan Cooper
                                Name:  Alan Cooper


                                DICKSTEIN PARTNERS INC.

                                By:  Alan Cooper, as Vice President


                                /s/ Alan Cooper
                                Name:  Alan Cooper


                                /s/ Mark Dickstein
                                Name:   Mark Dickstein

                          TRANSACTIONS IN COMMON
                                 STOCK OF
                           HILLS STORES COMPANY
                       DURING THE PRECEEDING 60 DAYS


Shares Purchased by Dickstein & Co., L.P.

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission        Total

   6/27/94                  6,000  $18.75    $   385.00     $   112,885.00
   7/21/94                 32,154  $18.25    $ 1,954.24     $   588,764.74
   7/22/94                 145,100 $18.50    $ 8,731.00     $ 2,693,081.00

Shares Purchased by Dickstein International Limited

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission        Total

   6/27/94                  1,400  $18.75    $   109.00     $   26,359.00
   7/21/94                  8,300  $18.25    $   523.00     $  151,998.00
   7/22/94                 84,100  $18.74    $ 5,090.00     $1,579,090.00

Shares Purchased by Dickstein Focus Fund, L.P.

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission        Total

   6/27/94                     400 $18.75    $     49.00    $    7,549.00
   7/21/94                   2,000 $18.25    $    145.00    $   36,645.00
   7/22/94                  21,000 $18.74    $  1,310.00    $  394,810.00

                         TRANSACTIONS IN PREFERRED
                                 STOCK OF
                           HILLS STORES COMPANY
                       DURING THE PRECEEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission          Total

   7/21/94                143,185  $18.38    $8,616.10 $2,639,640.48


Shares Purchased by Dickstein International Limited

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission        Total

   7/21/94                 37,200  $18.38    $ 2,257.00     $685,807.00


Shares Purchased by Dickstein Focus Fund, L.P.

                    Number of
                      Shares  Price per
   Date             Purchased Share          Commission        Total

   7/21/94                  8,800  $18.38    $   553.00     $ 162,253.00